Exhibit 99

Back to Contents

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred some or all of your Ordinary Shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Cazenove & Co. Ltd and Merrill Lynch International are acting for Mitchells & Butlers plc and no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than Mitchells & Butlers plc for providing the protections afforded to their clients or for giving advice in relation to the Special Dividend and Share Consolidation.

MITCHELLS & BUTLERS plc
(Incorporated and registered in England and Wales under the Companies Act 1985. Registered No. 4551498)

Special Dividend of 68 pence per Existing Ordinary Share
and
Share Consolidation
and
Notice of EGM

Application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s ordinary share capital to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until close of business on Monday 1 December 2003 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00 a.m. on Tuesday 2 December 2003.

Notice of an Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Monday 1 December 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE is set out at the end of this document.

A Form of Proxy is enclosed with this document and, if used, should be lodged with the Company’s Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex, BN99 6DA not less than 48 hours before the time fixed for the meeting.

Back to Contents

Expected Timetable

2003

Latest time and date for receipt of Forms of Proxy	10.30 a.m. on Saturday 29 November

Extraordinary General Meeting	10.30 a.m. on Monday 1 December

Record Date for entitlement to the Special Dividend and for the Share Consolidation	6.00 p.m. on Monday 1 December

Shares marked ex-Special Dividend	Tuesday 2 December

Commencement of dealings in New Ordinary Shares	8.00 a.m. on Tuesday 2 December

CREST accounts credited with New Ordinary Shares	Tuesday 2 December

Payment of the Special Dividend. Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares	Monday 8 December

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through the Regulatory News Service of the London Stock Exchange.

Holders of ADRs should see “Key Dates for ADR Holders” on page 11.

Shareholder Helpline

If you have any questions about the Special Dividend or the Share Consolidation, please call our shareholder helpline on 0870 241 3930 (or + 44 1903 702 767 from outside the UK) between 9.00 a.m. and 5.00 p.m. Monday to Friday. For legal reasons, the shareholder helpline will not be able to provide advice on the merits of the Special Dividend or the Share Consolidation or to provide financial advice.

Back to Contents

Letter from the Chairman of Mitchells & Butlers plc

14 November 2003

To:     Holders of Existing Ordinary Shares and, for information only, holders of options and awards under the Share Schemes

Dear Shareholder

Introduction

At the time of the demerger of Six Continents plc earlier this year, which created Mitchells & Butlers plc and Intercontinental Hotels Group plc, the Board stated its intention to explore a refinancing of the Company, to put in place the appropriate financial structure to support the Company’s organic growth strategy and, following the refinancing, to release any surplus funds to Shareholders.

On 9 October 2003, the Board announced the details of a proposed securitisation of MAB’s UK pub and pub-restaurants business. In that announcement the Board also confirmed that, following the closing of the Securitisation, £500 million would be returned to Shareholders by way of a special dividend of 68 pence per Existing Ordinary Share.

As announced on 13 November 2003, we have now successfully completed the Securitisation, raising £1,900 million. Accordingly the Company will now proceed with the Special Dividend.

For the reasons explained in this letter, it is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company’s ordinary share capital.

The purpose of this letter is to provide further details of the Special Dividend and the Share Consolidation and to seek Shareholders’ consent to the Share Consolidation.

Special Dividend

There are currently over 736 million Existing Ordinary Shares in issue. The Special Dividend therefore equates to an aggregate return of funds to Shareholders of approximately £500 million. The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00 p.m. on 1 December 2003. The Special Dividend will be paid as an interim dividend in respect of the financial year ending 30 September 2004 and is expected to be paid to Shareholders on 8 December 2003.

Share Consolidation

The total amount of the Special Dividend is equivalent to just over 29 per cent. of the market capitalisation of the Company at the close of business on 12 November 2003, the last practicable trading date prior to the publication of this document. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage. The Board believes it is appropriate to consolidate the Company’s share capital, as this will allow comparability of the Company’s share price and dividend per share before and after the payment of the Special Dividend.

The Share Consolidation is also intended to maintain the position of participants under the Share Schemes.

Mitchells & Butlers plc
Registered in England no. 4551498
Registered Office: 27 Fleet Street, Birmingham B3 1JP

Back to Contents

As all ordinary shareholdings in the Company will be consolidated, ordinary shareholders’ percentage holdings in the issued shared capital of the Company will (save in respect of fractional entitlements) remain unchanged.

The Share Consolidation will replace every 17 Existing Ordinary Shares with 12 New Ordinary Shares. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of sale are expected to be sent to Shareholders on 8 December 2003. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend

100	70	£68
250	176	£170
500	352	£340
1000	705	£680

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed in Appendix I below.

Following the Share Consolidation, the Company’s authorised ordinary share capital will comprise 1,424,304,000 New Ordinary Shares and, assuming no further shares are issued between the date of this circular and the Share Consolidation becoming effective, the issued share capital will comprise 519,715,078 New Ordinary Shares. The New Ordinary Shares will have the same rights, including voting and dividend rights, as the Existing Ordinary Shares.

Further details of the Special Dividend and Share Consolidation are included in Appendix I.

American Depositary Receipts

Holders of MAB’s ADRs should read paragraph 7 of Appendix I to this document, which contains important information regarding the Special Dividend and Share Consolidation which is relevant to them and paragraph 5 of Appendix I which contains a description of certain US tax consequences of the Special Dividend and Share Consolidation. Holders of ADRs will be sent this document through the ADR Depositary.

Share Schemes

Details of the Special Dividend and the Share Consolidation with respect to the Share Schemes are set out in paragraph 4 of Appendix I.

Taxation

A summary of the taxation consequences of the Special Dividend and the Share Consolidation for certain categories of UK resident Shareholders, US Shareholders and holders of ADRs is set out in paragraph 5 of Appendix I. As more particularly set out in that paragraph, the Directors have been advised that:

–
the tax treatment of UK resident Shareholders who receive the Special Dividend will generally be similar to the tax treatment of such holders receiving any other dividend paid by the Company before April 2004; and

–	UK resident Shareholders should not be treated as having made a disposal of their Existing Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of the Share Consolidation.

Shareholders and holders of ADRs should read paragraph 5 of Appendix I and, if they are in any doubt as to their tax position, should consult their professional advisers regarding their own tax position.

Extraordinary General Meeting

A notice convening the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Monday 1 December 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE is set out at the end of this document.

Back to Contents

The first resolution will effect the Share Consolidation, following which the total number of issued Ordinary Shares will be reduced and the nominal value of the Ordinary Shares will change. As a result, the general authority to make market purchases of Ordinary Shares which was given to the Company at the Annual General Meeting of the Company held on 9 April 2003 can no longer be used.

The purpose of the second resolution is, therefore, to put in place a new authority to enable the Company to make market purchases of Ordinary Shares. This authority will apply to up to 51,971,500 New Ordinary Shares, representing approximately 10 per cent. of the Company’s expected issued ordinary share capital after the Share Consolidation. The Directors have no current intention of utilising all or any part of this authority and they will only utilise it if, in the opinion of the Directors, to do so should result in an improvement in earnings per share and would be in the best interests of Shareholders generally.

Action to be taken

Whether or not you propose to attend the EGM, you are requested to complete and sign the enclosed Form of Proxy. Completed Forms of Proxy should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XT as soon as possible, and in any event so as to be received by Lloyds TSB Registrars no later than 48 hours before the time appointed for the meeting.

The completion and return of Forms of Proxy will not preclude Shareholders from attending the Extraordinary General Meeting and voting in person should they wish to do so.

Recommendation

The Directors of Mitchells & Butlers plc, who have received financial advice from Cazenove & Co. Ltd and Merrill Lynch International, consider the passing of the Resolutions to be in the best interests of the Company and its Shareholders as a whole. In giving their financial advice, Cazenove & Co. Ltd and Merrill Lynch International have placed reliance on the Directors’ commercial assessments.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings of 339,812 Existing Ordinary Shares representing 0.05 per cent. of the existing issued share capital of the Company.

Yours sincerely

Roger Carr
Chairman

Back to Contents

APPENDIX I

FURTHER DETAILS OF THE SPECIAL DIVIDEND AND SHARE CONSOLIDATION

1.	Share Consolidation

The effect of the Share Consolidation will be that Shareholders on the Register at the close of business on the Record Date, which is expected to be 6.00 p.m. on 1 December 2003, will, on the implementation of the Share Consolidation, exchange:

17 Existing Ordinary Shares for 12 New Ordinary Shares

and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the issued ordinary share capital of the Company held by each Shareholder following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New Ordinary Share will carry the same rights as set out in the Company’s Articles of Association that currently attach to the Existing Ordinary Shares.

To effect the Share Consolidation it may be necessary to issue an additional number of ordinary shares of the Company so that the Company’s issued share capital is exactly divisible by 7 1/12 pence, the nominal value of the New Ordinary Shares at the time the Share Consolidation takes effect. These additional ordinary shares would be issued to the Company Secretary and the Deputy Company Secretary, jointly. Since these additional shares would only represent an entitlement to a fraction of a New Ordinary Share they would be sold pursuant to the arrangements for fractional entitlements described above, save that the proceeds would be for the benefit of the Company.

2.	Effects of proposals

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend

100	70	£68
250	176	£170
500	352	£340
1000	705	£680

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed below.

Shareholders whose holdings of Existing Ordinary Shares cannot be consolidated into an exact number of New Ordinary Shares will be left with a fractional entitlement. Such Shareholders will receive cash in respect of fractional entitlements to New Ordinary Shares following the Share Consolidation. New Ordinary Shares representing such fractional entitlements will be sold in the market on 2 December 2003 on behalf of the relevant Shareholders. Cheques in respect of the net proceeds of sale are expected to be despatched on 8 December 2003. Shareholders who hold only one Existing Ordinary Share will only receive cash.

Following completion of the Share Consolidation the authorities relating to s.80 of the Act (authority to issue relevant securities) and s.95 of the Act (authority to allot ordinary shares without first offering them pro rata to existing shareholders), approval for which was granted at the Company’s Annual General Meeting held on 9 April 2003, will exceed the percentage limits in certain guidelines issued on behalf of institutional shareholders. Accordingly, the Directors confirm their intention to use these authorities only to the extent that to do so would not breach those percentage limits as they are applied to the Company’s issued share capital immediately following completion of the Share Consolidation.

3.	Conditions

The Special Dividend and Share Consolidation are conditional on the first Resolution as set out in the notice of Extraordinary General Meeting being passed and becoming unconditional. This resolution is conditional on the New Ordinary Shares being admitted to the Official List by the UK Listing Authority and being admitted to trading by the London Stock Exchange.

Back to Contents

4.	Share Schemes

Participants under the Share Schemes are not entitled to receive the Special Dividend unless they participate under the Mitchells & Butlers Share Incentive Plan or the Six Continents Profit Sharing Scheme. The Directors have determined, in relation to those participants who will not be entitled to receive the Special Dividend, that as the effect of the Share Consolidation will be to preserve the value of their share options and awards, subject to normal market fluctuations, no adjustment to their share options or awards is required. Following the Share Consolidation holders of such options and awards will be entitled on the exercise of options and/or vesting of awards to receive the same number of New Ordinary Shares as their previous entitlement to Existing Ordinary Shares.

Following the Share Consolidation, it would not be possible to satisfy with newly issued shares all current outstanding options and awards under the Share Schemes, when taking into account the options and awards granted by MAB over Ordinary Shares in exchange for options and awards under the Six Continents Share Schemes, since to do so would exceed certain of the limits under some of the MAB Share Schemes in relation to the maximum percentage of the Company’s ordinary share capital which may be issued under them.

Accordingly, the Directors have determined that all options and awards in respect of both existing and future grants under the Mitchells & Butlers Executive Share Option Plan, the Mitchells & Butlers Performance Restricted Share Plan and the Mitchells & Butlers Short Term Deferred Incentive Plan, shall be satisfied with existing shares until such time as there is sufficient headroom available under the new issue share limits applicable to those plans.

As at 12 November 2003 (being the last practicable date prior to the publication of this document), the total number of outstanding options and awards to acquire Ordinary Shares was 35.4 million which, if the Ordinary Shares were subscribed for, would represent approximately 4.6 per cent. of the Company’s issued share capital as at that date. If the Resolutions to be proposed at the EGM are passed and become unconditional, and no further options have been exercised or awards vested, these options and awards will represent approximately 6.4 per cent. of the Company’s issued share capital immediately after the Share Consolidation.

If the Company’s authority to purchase its own shares (proposed to be updated at the EGM) were utilised in full thereafter and no further issues of the Company’s shares were made, the options and awards under the Share Schemes would represent approximately 7.0 per cent. of the Company’s issued share capital.

5.	Taxation

United Kingdom Taxation

The following summary is intended as a general guide only and relates only to the UK taxation treatment of the Special Dividend and the related Share Consolidation. It is based on current UK law and current published Inland Revenue practice for Shareholders who (except where otherwise indicated) are resident in the UK for tax purposes, who are the beneficial owners of those shares and who hold them as investments. Shareholders who are in any doubt about their tax position, or who are subject to tax in any jurisdiction other than the UK, should consult their own appropriate professional advisers.

Special Dividend

There is no UK withholding tax on dividends.

An individual Shareholder should generally be entitled to a tax credit in respect of the Special Dividend which he or she can offset against his or her total income tax liability. The amount of the tax credit is equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”) (one-ninth of the amount of the net cash dividend). The gross dividend is included in computing the income of such an individual holder for UK tax purposes.

The rate of income tax on dividends is 10 per cent. of the gross dividend for taxpayers liable to income tax at rates not exceeding the basic rate. The tax credit will discharge the income tax liability on the Special Dividend of an individual Shareholder who is not liable to income tax at a rate higher than the basic rate. A higher rate taxpayer will be liable to tax on the Special Dividend at the rate of 32.5 per cent. of the gross dividend; so after the tax credit has been set against his or her tax liability, he or she will have to account for tax equal to 22.5 per cent. of the gross dividend (25 per cent. of the net cash dividend received) to the extent that the gross dividend, being treated as the top slice of his or her income, falls above the threshold for higher rate income tax.

Back to Contents

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will generally not be entitled to claim repayment of the tax credit in respect of the Special Dividend although charities will generally be entitled to a limited compensatory payment in lieu of repayable tax credits. Tax credits in respect of the Special Dividend in respect of Ordinary Shares held in a Personal Equity Plan or an Individual Savings Account will generally be repayable.

A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of the Special Dividend. Such a holder will not be able to claim any repayment of tax credits.

The right of Shareholders who are not resident in the UK for tax purposes to reclaim tax credits attaching to the Special Dividend will depend upon the existence and terms of an applicable double tax treaty. In most cases, the amount that can be paid to such shareholders will be reduced to nil as a result of the terms of the relevant treaty. Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities in the UK and any other country on the Special Dividend.

Share Consolidation

It is expected that for the purposes of UK taxation on chargeable gains the Share Consolidation will be treated as follows:

(a)
the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, a Shareholder will not generally be treated as making a disposal of all or part of the Shareholder’s holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace a Shareholder’s holding of Existing Ordinary Shares (“the new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)
to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder will not in practice normally be treated as making a part disposal of the Shareholder’s holding of Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding; and

(c)
on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

Section 703 of the Income and Corporation Taxes Act 1988 (“ICTA”)

Under the provisions of section 703 ICTA, the Inland Revenue can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities. No clearance has been or will be sought under section 707 ICTA that the Inland Revenue will not seek to apply those provisions in relation to the Special Dividend.

Shareholders are advised to take independent advice on the potential application of section 703 ICTA in the light of their own particular circumstances.

United States Taxation

The following summary is intended as a general guide only and relates only to the US federal income tax treatment of the Special Dividend and the related Share Consolidation. It is based on current US law (including the US Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed US Treasury Regulations promulgated thereunder (the “Regulations”), published rulings, and court decisions), current UK law and Inland Revenue practice, and the Conventions Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 31 December 1975 and 24 July 2001 (the “Prior Income Tax Convention” and “New Income Tax Convention”, respectively, and together, the “Income Tax Conventions”), all as and to the extent they are in effect as of the date of this document and all of which are subject to change after that date, possibly with retroactive effect. US Holders (as defined below) who own Existing Ordinary Shares or ADRs are advised to consult their own tax advisers with respect to the US federal income tax consequences of the Special Dividend and the Share Consolidation, as well as any of the elections mentioned herein.

Back to Contents

This summary concerns the US federal income tax consequences of the Special Dividend and the related Share Consolidation that are applicable to a beneficial owner of Existing Ordinary Shares or ADRs (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the Income Tax Conventions, (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is otherwise eligible for benefits under the relevant Income Tax Convention with respect to income and gain from Existing Ordinary Shares or ADRs, and (iv) that is a “US Holder”. A “US Holder” is, for US federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation created or organised under the laws of the United States or any State, (c) an estate the income of which is subject to US federal income tax without regard to its source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary does not take into account the specific circumstances of particular investors (such as financial institutions, dealers or traders in securities or commodities that elect mark-to-market treatment, insurance companies, tax-exempt entities, regulated investment companies, thrifts, persons that own (directly, indirectly, or by attribution) 10 per cent. or more by voting power of the Company’s shares, persons who have ceased to be US citizens or to be taxed as resident aliens, or persons who hold the Existing Ordinary Shares or ADRs through partnerships or other pass-through entities or as part of a “hedging”, “straddle”, “conversion” or other integrated financial transaction), some of which may be subject to special rules. It also does not address the indirect tax consequences applicable to holders of equity interests in a holder of the Existing Ordinary Shares or ADRs, or any alternative minimum tax consequences under US federal income tax law.

For the purposes of the Income Tax Conventions and the Code, US Holders of ADRs will be treated as the beneficial owners of the underlying Existing Ordinary Shares represented by the ADRs.

Special Dividend

Subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include the Special Dividend in gross income as ordinary income when the Special Dividend is received by the US Holder, in the case of Existing Ordinary Shares, or by the Depositary, in the case of ADRs. The Special Dividend will not be eligible for the dividends received deduction generally allowed to US corporations. The amount of the Special Dividend to be included in income of a US Holder for US federal income tax purposes will be the US dollar value of the Special Dividend, determined at the spot rate on the date such Special Dividend is to be included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. For foreign tax credit limitation purposes, the Special Dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”). If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of it. If the foreign currency received as a Special Dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Although the New Income Tax Convention is currently in force, certain US Holders may instead elect to receive the benefits of the Prior Income Tax Convention. Under the Prior Income Tax Convention, a US Holder who is a US resident individual or a US corporation is entitled to receive from the UK Inland Revenue, in addition to the Special Dividend, an amount equal to the tax credit to which an individual resident of the United Kingdom would be entitled in respect of such Special Dividend (the “tax credit”) less a notional withholding tax of up to 15 per cent. of the Special Dividend. As the notional withholding tax under the Prior Income Tax Convention exceeds the tax credit, US Holders that elect to be taxed under the Prior Income Tax Convention will not be entitled to a refund of the tax credit from the UK Inland Revenue. Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Prior Income Tax Convention will be creditable against a US Holder’s US federal income tax liability.

Under recent US federal income tax legislation (the “2003 Tax Act”), “qualified dividend income” received by individuals (as well as certain trusts and estates) generally will be taxed at a preferential US federal income tax rate provided certain conditions are met, including a minimum holding period with respect to the relevant shares of more than 60 days during a specified 120-day period. The Special Dividend will likely constitute “qualified dividend income” for US federal income tax purposes.

Back to Contents

Under the 2003 Tax Act, the amount of the qualified dividend income, if any, paid by the Company to a US Holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US Holder’s foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend. It is anticipated that administrative pronouncements concerning these provisions are forthcoming.

Additionally, the 2003 Tax Act provides special rules relating to the payment of an “extraordinary dividend”. A Special Dividend on an Existing Ordinary Share or ADR constitutes an extraordinary dividend if such dividend equals or exceeds 10 per cent. of the US Holder’s adjusted basis in the Existing Ordinary Share or ADR. US Holders that are individuals (as well as certain trusts and estates) and that receive extraordinary dividends must treat any subsequent losses on the sale or exchange of the relevant shares or ADRs as long-term capital losses, to the extent of such extraordinary dividends.

Share Consolidation

A US Holder should generally not recognise gain or loss for US federal income tax purposes on an exchange of Existing Ordinary Shares or ADRs for New Ordinary Shares or the associated ADRs (the “New ADRs”) pursuant to the Share Consolidation.

To the extent that a US Holder receives a payment representing a fractional entitlement in the New Ordinary Shares or New ADRs, and subject to the PFIC rules discussed below, the payment should be treated as payment in exchange for the fractional entitlement, and the US Holder should realise gain or loss on such exchange in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis in the Existing Ordinary Shares or ADRs.

Such gain or loss generally will be long-term capital gain or loss if the Existing Ordinary Shares or ADRs were held for more than one year, or, in the case of a loss, if the extraordinary dividend rules discussed above in “United States Taxation – Special Dividend” apply, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The 2003 Tax Act provides preferential tax rates applicable to individuals (as well as certain trusts and estates) with respect to certain long-term capital gains. The deduction of capital losses is subject to significant limitations. The basis of the US Holders in the New Ordinary Shares or New ADRs will be equal to their basis in the Existing Ordinary Shares or ADRs decreased by their basis in the fractional entitlements to the New Ordinary Shares or New ADRs, if any.

If foreign currency received by a US Holder as payment for a fractional entitlement to the New Ordinary Shares or New ADRs is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the payment. If the foreign currency received as a payment is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to the US dollar value thereof on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

The Company believes that it is not a PFIC for US federal income tax purposes. Because this conclusion is a factual determination made annually, however, there can be no assurance that the Company will not be considered a PFIC for the current taxable year. If the Company is treated as a PFIC, US Holders may be subject to certain potentially materially adverse US federal income tax consequences with respect to the Special Dividend and any payment for fractional entitlements to the New Ordinary Shares or New ADRs.

Backup Withholding and Information Reporting

US information reporting requirements and backup withholding tax will not apply to payments of Special Dividends or for fractional entitlements to the New Ordinary Shares or New ADRs (together, the “Payments”) if such Payments are made outside the United States by the Company. US backup withholding and information reporting requirements may apply to certain Payments made to US Holders other than certain exempt recipients (such as corporations) by certain US-related financial intermediaries or by a paying agent within the United States to a US Holder if the US Holder fails to (i) furnish its correct taxpayer identification number, (ii) certify that such US Holder is not subject to backup withholding, or (iii) otherwise comply with applicable backup withholding requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability provided the required information and applicable forms are furnished to or filed with the US Internal Revenue Service.

Back to Contents

6.	Dealings and settlement

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading. Subject to the Share Consolidation becoming effective, it is expected that dealings in the New Ordinary Shares will commence at 8.00 a.m. on 2 December 2003.

New share certificates in respect of the New Ordinary Shares are expected to be posted at the risk of Shareholders by 8 December 2003 to those Shareholders who hold their shares in certificated form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in certificated form will be certified against the Register. Shareholders who hold their entitlement to New Ordinary Shares in uncertificated form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on 2 December 2003.

7.	ADRs

Key dates for ADR holders	2003

Latest date and time for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	3.00 p.m. (New York time) on Monday 24 November

Extraordinary General Meeting	10.30 a.m. (London time) on Monday 1 December

Effective Date for entitlement to the Special Dividend and for the Share Consolidation	6.00 p.m. (New York time) on Monday 1 December

Commencement of dealings in new ADRs	Tuesday 2 December

Exchange of existing ADRs commences	Wednesday 10 December

Voting by ADR holders

The latest time to provide the ADR Depositary with voting instructions for the Extraordinary General Meeting is 3.00 p.m. (New York time) on 24 November 2003.

Holders of ADRs will not, except as mentioned below, be entitled to attend the Extraordinary General Meeting. However, the ADR Depositary, as registered holder of the MAB Shares underlying the ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of ADRs. Registered holders of ADRs as at 5.00 p.m. (New York time) on 13 November 2003 wishing to attend the Extraordinary General Meeting should apply to the ADR Depositary to be appointed as its proxy in respect of the Ordinary Shares underlying their ADRs so that such application is received before 3.00 p.m. (New York time) on 24 November 2003.

Alternatively, holders of ADRs who wish to attend the Extraordinary General Meeting in person should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Ordinary Shares so as to become registered members of MAB prior to the Extraordinary General Meeting.

If no instructions are received by the ADR Depositary from any holder with respect to any of the ADRs on or before 24 November 2003, the ADR Depositary shall deem such holder to have instructed the ADR Depositary to give a discretionary proxy to a person designated by the Company with respect to such ADRs and the ADR Depositary shall give a discretionary proxy to a person designated by the Company to vote such ADRs.

Share Consolidation

Following the Share Consolidation becoming effective, the Existing Ordinary Shares held by the ADR Depositary and underlying each existing ADR will be exchanged for New Ordinary Shares. As a result of the Share Consolidation and Special Dividend, for each existing ADR held at the Effective Date, holders will receive new ADRs and, in connection with the Special Dividend, will also be paid the US dollar equivalent of 68 pence (net of expenses). Fractions of new ADRs will not be issued to holders of existing ADRs. All fractions to which holders of existing ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Share Consolidation becomes effective and the net proceeds of sale will be paid to the holders of the existing ADRs entitled thereto.

Back to Contents

Following the Share Consolidation becoming effective, the ADR Depositary will mail a notice to registered holders of ADRs regarding the mechanics of the exchange of their existing ADRs. For those ADR holders who hold a book-entry position through the Direct Registration System (DRS), the Depositary will automatically mail a new DRS Statement advising of the number of new ADRs to be credited to the holder’s account along with the Special Dividend and any proceeds from the sale of fractional shares to which the holder may to entitled. No action will be necessary on the part of the holder. For registered holders of ADR certificate(s), instructions for the exchange of ADR certificates will be set out in the Letter of Transmittal. If such holders do not surrender their certificate(s) for exchange, they will not receive the new entitlement and all dividends will be held until such time as they surrender their old certificate(s). ADR holders who hold their ADRs through a broker, financial institution or other nominee or otherwise, must rely on the procedures of such broker, financial institution or other nominee. The ADR Depositary will, upon surrender of the existing ADRs, deliver new ADRs, the Special Dividend and any proceeds from the sale of fractional shares to which the holder may be entitled.

Available Information

MAB is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under section 12 of that Act and as required by that Act files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 450 Fifth Street, NW, Washington DC 20549 (www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005 (www.nyse.com). Please call the New York Stock Exchange, Inc. at 1-212-656-3000.

8.	Consents

Each of Cazenove & Co. Ltd and Merrill Lynch International has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears.

9.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Allen & Overy, One New Change, London EC4M 9QQ until the date of the EGM:

(a)	this document; and

(b)	the consent letters referred to above.

14 November 2003.

Back to Contents

APPENDIX II

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise.

Act	the Companies Act 1985 (as amended)

Admission	admission of the New Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange

ADR	an American depositary receipt evidencing an American depositary share, issued by the ADR Depositary in accordance with the provisions of the ADR Deposit Agreement

ADR Deposit Agreement	the deposit agreement entered into between MAB, the ADR Depositary and holders from time to time of ADRs issued under it

ADR Depositary	the Bank of New York in its capacity as the ADR depositary under the ADR Deposit Agreement

Board	the Board of Directors of the Company

certificated or in certificated form	not in uncertificated form

CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Directors	the directors of the Company

Existing Ordinary Shares	the existing issued ordinary shares of 5 pence each in the capital of the Company

Extraordinary General Meeting or EGM	the Extraordinary General Meeting of the Company convened for 10.30 a.m. on 1 December 2003 (and any adjournment thereof), notice of which is set out at the end of this document

Form of Proxy	the form of proxy for use by holders of Ordinary Shares accompanying this document for use in connection with the EGM

London Stock Exchange	London Stock Exchange plc

MAB or the Company	Mitchells & Butlers plc

MAB Share Schemes
the Mitchells & Butlers Executive Share Option Plan, the Mitchells & Butlers Performance Restricted Share Plan, the Mitchells & Butlers Short Term Deferred Incentive Plan, the Mitchells & Butlers Share Incentive Plan and the Mitchells & Butlers Sharesave Plan

New Ordinary Shares	the proposed new ordinary shares of 7 1/12 pence each in the capital of the Company resulting from the Share Consolidation

Official List	the Official List of the UK Listing Authority

Ordinary Shares	prior to the Share Consolidation, the Existing Ordinary Shares and, thereafter, the New Ordinary Shares

Back to Contents

Registrars	Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA

Record Date	6.00 p.m. on 1 December 2003 (or such other time and date as the Directors may determine)

Register	the register of members of the Company

Resolutions	the resolutions set out in the notice convening the Extraordinary General Meeting

SEC	the United States Securities and Exchange Commission

Securitisation	the securitisation of the Company’s pub and pub-restaurants business, pursuant to which Mitchells & Butlers Finance plc has issued secured notes

Share Consolidation	the proposed consolidation to be effected by effectively consolidating every 17 Existing Ordinary Shares into 12 New Ordinary Shares

Shareholders	holders of Ordinary Shares in the Company

Share Schemes	the MAB Share Schemes and the Six Continents Share Schemes

Six Continents Share Schemes
the Six Continents Executive Share Option Scheme 1995, the Six Continents Executive Share Option Scheme 1985, the Six Continents PLC Special Deferred Incentive Plan and the Six Continents Employee Profit Share Scheme

Special Dividend	the proposed special interim dividend of 68 pence per Existing Ordinary Share

UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

uncertificated or in uncertificated form	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

US or United States	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US Securities Exchange Act	the US Securities Exchange Act of 1934, as amended

Back to Contents

MITCHELLS & BUTLERS PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Mitchells & Butlers plc (the “Company”) will be held at 10.30 a.m. on Monday 1 December 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:

1.
That, subject to and conditional upon admission of the New Ordinary Shares (as defined below) to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange becoming effective:

(a)
all the ordinary shares of 5 pence each in the capital of the Company which at the close of business on 1 December 2003 (or such other time and date as the directors of the Company may determine) are shown in the books of the Company as authorised, whether issued or unissued, shall be sub-divided into new ordinary shares of 1/12 of a penny each in the capital of the Company (the “Intermediate Shares”);

(b)
the Secretary of the Company and the Deputy Secretary of the Company shall jointly subscribe at par up to 84 new Intermediate Shares with an aggregate nominal value equal to the nominal value of the number of additional Intermediate Shares required to be issued in order to increase the issued share capital of the Company to the nearest number of shares (rounding up) exactly divisible by 85;

(c)
all Intermediate Shares that remain unissued following the issue of new Intermediate Shares to the Secretary of the Company shall be consolidated into new ordinary shares of 7 1/12 pence each in the capital of the Company (the “Unissued New Ordinary Shares”), provided that where such consolidation would otherwise result in a fraction of an Unissued New Ordinary Share, that number of Intermediate Shares which would otherwise constitute such fraction shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985; and

(d)
all Intermediate Shares that are in issue, including the new Intermediate Shares that have been issued to the Secretary of the Company and the Deputy Secretary of the Company, jointly, shall be consolidated into new ordinary shares of 7 1/12 pence each in the capital of the Company (the “New Ordinary Shares”), PROVIDED THAT, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled (including any fraction of a New Ordinary Share to which the Secretary of the Company and the Deputy Secretary of the Company, jointly, may be entitled) and the directors of the Company be and are hereby authorised to sell (or appoint any other person to sell), on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrars of the Company) and that any director of the Company (or any person appointed by the directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

2.
That, subject to and conditional upon resolution 1 above being passed and becoming unconditional, the Company shall be and is hereby generally and unconditionally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of the Companies Act 1985) of New Ordinary Shares on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(a)	the maximum number of New Ordinary Shares that may be purchased under this authority is 51,971,500 (being approximately 10 per cent. of the revised issued share capital of the Company);

Back to Contents

(b)	the minimum price which may be paid is the nominal value of such share;

(c)
the maximum price which may be paid for a New Ordinary Share purchased under this authority is an amount equal to 105 per cent. of the average of the middle market quotations for the New Ordinary Shares, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is contracted to be purchased; and

(d)
this authority will, unless previously varied, revoked or renewed, expire at the conclusion of the Annual General Meeting of the Company held in 2004 (except in relation to shares the contract for which was concluded before the expiry of such authority and which will or may be executed wholly or partly after such expiry).

By Order of the Board
Bronagh Kennedy
Secretary

Dated 14 November 2003	Registered Office: 27 Fleet Street Birmingham B3 1JP

Notes:
1.
Any member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2.
A Form of Proxy is enclosed. To be valid, the Form of Proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, should be completed, signed and deposited with the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, not later than 48 hours before the time appointed for the Extraordinary General Meeting. Completion of a Form of Proxy will not preclude a member from attending the Extraordinary General Meeting and voting in person.

3.
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that to be entitled to attend and vote at the Extraordinary General Meeting or any adjournment thereof (and for the purposes of determining the number of votes they may cast) a person must be entered on the Company’s register of members at 6.00 p.m. (London time) on the day two days before the day of the Extraordinary General Meeting or adjourned meeting (as the case may be). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting or any adjourned meeting (as the case may be).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	14th November 2003